Exhibit 14

ATTACHMENT XI

(Information in compliance with article 8 of CVM  Instruction no. 481/2009)

1. Name and qualification of the listed interested party:

VALEPAR S.A., a private equity company, with its head office at Avenida das Américas, no. 700, block 8, store 318, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the CNPJ/MF (Corporate Taxpayer Register/Ministry of Finance) under no. 01.772.413/0001-57 (“Valepar”).

2. Nature of the relationship of the listed interested party with the Company:

Valepar is the majority shareholder of Vale S.A. (“Vale” or “Company”).

3. Quantity of shares and other securities issued by the company that are directly or indirectly owned by the listed interested party:

Valepar holds 1,716,435,045 shares of common stock and 20,340,000 shares of class A, preferred stock issued by Vale, representing 53.9% of the shares of common stock and 1.0% of the shares of class A, issued by Vale, which corresponds to 33.7% of its capital stock.

4. Any existing balances, to pay and to receive, between the parties involved:

On December 31, 2016, Valepar held on its books the amount of R$ 877,001,066.00 (eight hundred and seventy-seven million, one thousand and sixty-six reais) to receive from Vale referring to the payment of interest on stockholders’ equity, which settled on April 28, 2017, with no balances existing between the parties involved after this date.

5. Detailed description of the nature and extent of the interest in question:

A proposal will be submitted for a decision to the General Extraordinary Shareholders’ Meeting (“AGE - Assembleia Geral Extraordinária”) of Vale, to be held on June 27, 2017, with the purpose of eventually enabling Vale to be listed on BM&FBOVESPA’s Novo Mercado special segment  and making Vale a company without defined control, which will require the approval of the following topics, without loss to others that may be necessary for the faithful compliance with the legislation in force: (i) the voluntary conversion of the class A preferred shares issued by Vale into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred shares, which was defined based on the average closing price of the common shares and preferred stock over the last 30 (thirty) trading sessions on the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions (“Voluntary Conversion”); (ii) amendment of Vale’s bylaws, so as to adjust it, as much as possible, to BM&FBOVESPA’s Novo Mercado special segment rules so Vale may be effectively listed on such special segment (“Amendment of Vale’s bylaws”); and (iii) the merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the shareholders of Valepar compared to Valepar’s current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest held by the other shareholders in Vale. (“Merger of Valepar” and, in connection with the Voluntary Conversion and Amendment of Vale’s bylaws, “Operation”), (“Proposal”).

Valepar is interested in the approval of the requirements included in the Proposal, because due to the Merger of Valepar, 1.2065 new common shares will be issued by Vale for each share held by Valepar in favor of Valepar shareholders. Therefore, after the Merger of Valepar, the current shareholders of Valepar will own, jointly, 1,908,980,340 (one billion, nine hundred and eight million, nine hundred and eighty thousand, three hundred and forty) common shares issued by Vale, in replacement of the 1,716,435,045 (one billion, seven hundred and sixteen million, four hundred and thirty-five thousand, and forty-five) common shares and 20,340,000 (twenty million, three hundred and forty thousand) class A preferred shares currently held by Valepar, which will be extinguished after the Merger of Valepar. Thus, the Merger of Valepar will result in the issuance of an additional 173,543,667 (one hundred and seventy-three million, five hundred and forty-three thousand, six hundred and sixty-seven) shares by Vale, compared to the number of shares currently held by Valepar.

6. Management’s recommendation with regard to the proposal, highlighting the advantages and disadvantages of the operation to the Company:

After the analysis of the proposal and related documents, the Operation was submitted to the Board of Directors, which in turn approved the submission of the Proposal to Vale’s General Shareholders’ Meeting, for its understanding that the Operation will lead the Company to the adoption of higher standards of corporate governance, which would help generate benefits for both the Company and its shareholders, as follows: (i) the adoption of better practices of corporate governance, to the extent that it stimulates the alignment of interests between the various groups of shareholders and between shareholders and managers of the Company and the strengthening of the performance of its Board of Directors; (ii) the possible increase of  liquidity of the shares held by the Company’s shareholders, who will be able to enjoy the same rights and benefits by holding shares of a single type and class (except for the Golden Shares held by the Federal Government, which will continue with certain veto rights), should there occur a conversion of all the class A preferred shares into common shares; (iii) the possible increasing access to capital markets, to the extent that the adoption of better practices of corporate governance and the unification of the types and classes of shares, if implemented, will allow Vale to meet the prerequisites for listing on special segments of the market with the highest level of corporate governance in the Brazilian capital markets, such as the BM&FBOVESPA’s Novo Mercado ; (iv) the decrease in the interest of the current controlling group in the total shares of common stock issued by the Company; and (v) the expected existence of a minimum number of independent board members (20% of the total number of members), as required by the regulation of Novo Mercado.

Furthermore, the fact that the Proposal establishes the commitment of the shareholders of Valepar not to exercise their right to vote in the decisions regarding the Voluntary Conversion and about the Merger of Valepar allows the other shareholders of Vale to decide freely, based on their own assessments and without any interference of the majority shareholders, relating to the acceptance or not of the terms of the Merger of Valepar and of the Voluntary Conversion and, consequently, with regard to the equitable nature of the exchange ratios proposed for the Merger of Valepar and for the Voluntary Conversion.

7. If the matter submitted for approval by the shareholders’ meeting proves to be an agreement subject to the rules of art. 245 of Law no. 6.404, of 1976: (a) a detailed statement, prepared by the management, that the agreement observes commutative conditions, or provides for adequate compensatory payment; and (b) an analysis of the terms and conditions of the agreement in the light of the terms and conditions that prevail in the market.

Not applicable